Filing by AIM Sector Funds (Invesco Sector Funds) pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Companies:
AIM Equity Funds (Invesco Equity Funds)
(SEC File No. 811-01424)
AIM Investment Funds (Invesco Investment Funds)
(SEC File No. 811-05426)
AIM Sector Funds (Invesco Sector Funds)
(SEC File No. 811-03826)
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)
(SEC File No. 811-07890)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
(SEC File No. 811-07452)

Shareholder Vote Solicitation Approved for Proposed Invesco Fund Reorganizations
On Nov. 30, 2011, the boards of trustees of the Invesco open-end funds approved the solicitation of shareholder votes to enact the proposed reorganizations outlined in the table below. Shareholder meeting dates, voting information and other details regarding the proposed fund reorganizations will be included in subsequent communications.

Proposed Open-End Fund Reorganization
Target Fund Name	Acquiring Fund Name
Invesco Commodities Strategy Fund	Invesco Balanced-Risk Commodity Strategy Fund

Invesco U.S. Mid Cap Value Fund	Invesco Van Kampen American Value Fund

Invesco High Income Municipal Fund	Invesco Van Kampen High Yield Municipal Fund

Invesco Capital Development Fund	Invesco Van Kampen Mid Cap Growth Fund

Invesco V.I. Leisure Fund	Invesco Van Kampen V.I. Capital Growth Fund

Invesco V.I. Capital Appreciation Fund	Invesco Van Kampen V.I. Capital Growth Fund

Invesco V.I. Capital Development Fund	Invesco Van Kampen V.I. Mid Cap Growth Fund
Contact us
Should you have questions, please contact your financial advisor for more information. For more information, financial professionals should contact Invesco at:

National Wirehouse	Independent Advisor	Institutional and Insurance Sales
800 998 4246	800 337 4246	800 410 4246

Regional Broker Dealer	Retirement Division	Registered Investment Advisor
800 421 0807	800 370 1519	800 421 4023

Client Services	Closed-End Funds	Global Cash Management
800 959 4246	800 341 2929	800 659 1005, option 2
Explore Intentional Investing with InvescoSM
NOT FDIC INSURED  |   MAY LOSE VALUE  |  NO BANK GUARANTEE

Intentional InvestingSM is the science and art of investing with purpose, prudence and diligence. It’s the philosophy that forms the foundation of our “investors-first” approach, exemplified by our:

Commitment to	Depth of investment	Organizational
investment excellence	capabilities	strength
We believe high-quality results	Our wide range of investment	As an independent firm, our global
begin with specialized insight	capabilities is designed to support	organization is solely focused on
and disciplined oversight.	a variety of financial objectives.	investment management.
About risk
See prospectus and shareholder reports for complete details about the risks associated with each fund.
Where to find additional information
Each fund listed above as an Acquiring Fund will file with the Securities and Exchange Commission (the SEC) definitive proxy materials that will include a prospectus for the Acquiring Fund and a proxy statement for each applicable Target Fund. All shareholders are advised to read the definitive proxy statements in their entirety when they become available because they will contain important information regarding the funds, the board’s considerations in recommending the reorganizations, the identity of the participants in the solicitation, and a description of any interest of those persons in the transactions and related matters.
Definitive proxy statements are expected to be mailed to fund shareholders during the first half of 2012. Shareholders may obtain a free copy of the definitive proxy statements when available, along with other documents filed by the funds with the SEC, at the SEC’s website at http://www.sec.gov. In addition, copies of the definitive proxy statements, once available, may be obtained, free of charge, by directing a request to Invesco via mail to 11 Greenway Plaza, Suite 2500, Houston, TX 77046 or via phone to 800 959 4246.
Each fund also files annual and semiannual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by a fund at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1 800 SEC 0330 for further information on the public reference room. Filings made with the SEC by a fund are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
The foregoing is not an offer for sale of any security or a solicitation of any proxy.
NOT FDIC INSURED  |   MAY LOSE VALUE  |  NO BANK GUARANTEE
Before investing, investors should carefully read the prospectus and/or summary prospectus and carefully consider the investment objectives, risks, charges and expenses. For this and more complete information about the fund(s), investors should ask their advisers for a prospectus/summary prospectus or visit invesco.com/fundprospectus.

invesco.com/us	IFPVA-FLY-1-E 11/11	Invesco Distributors, Inc.